Lillian Brown

+1 202 663 6743 (t)

+1 202 663 6363 (f)

lillian.brown@wilmerhale.com

December 1, 2020

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landa App LLC

Amendment No. 2 to Draft Offering Statement on Form 1-A

Submitted October 29, 2020

CIK 0001815103

Ladies and Gentlemen:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission in a letter dated November 19, 2020 (the “Comment Letter”) regarding Amendment No. 2 to the Company’s Draft Offering Statement on Form 1-A submitted October 29, 2020 (the “Draft Offering Statement”), relating to a proposed offering of membership interests by certain series registered under the Company (each, a “Series”). The responses provided are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The Company is concurrently filing an Offering Statement on Form 1-A (the “Public Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Offering Statement, and page references in the responses refer to the Public Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Public Offering Statement.

Amendment No. 2 to Draft Offering Statement on Form 1-A

Use of Proceeds, page 25

1.  We note that the net proceeds, assuming the Maximum Offering Amount, for each series detailed in the Use of Proceeds section are not consistent with the amounts you disclose that you seek to raise in the Offering Summary, beginning on page 8. Please revise or tell us why these amounts should not be consistent.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the amounts set forth in the sections entitled “Offering Summary” beginning on page 8 and “Use of Proceeds” beginning on page 25 of the Public Offering Statement.

December 1, 2020

Distribution Policy, page 47

2.  We note your response to comment 4 and your revisions to your filing. Given the potentially significant impact that unanticipated capital expenditures could have on your cash available for distribution, please tell us how you determined that you have a reasonable basis to project a cash distribution over the next 12 months.

Response to Comment No. 2

The Company advises the Staff that, to enable each Series to make unanticipated capital expenditures without affecting its projected cash available for distribution, each Series (i) allocated funds to a reserve at the time it acquired its property and will continue to add to such reserve on a monthly basis, with reserve funds being allocated to pay for unanticipated capital expenditures, if any, and with the amount of reserve contributions factored into the calculation of each Series’ projected cash distributions; and (ii) maintains insurance policies covering each of its properties that may be available to cover some or all of any unanticipated capital expenditures relating to such matters. The Company believes that it has a reasonable basis to project the cash distributions for the next 12 months disclosed in the Public Offering Statement because it believes that each Series’ reserve, together with potential payments from its insurance policies, would be sufficient to cover any unanticipated capital expenditures that are reasonably likely to be required, and consequently, such unanticipated capital expenditures would not impact the Series’ ability to make its projected cash distributions.

3.  We note your response to comment 4 and the revisions to your filing. Notwithstanding the above comment, please further revise your disclosure to address the following:

●	We note your disclosure reflects estimated cash available for distribution for a six- month period. Please revise your table to also include an adjustment for pro forma net income for the period from November 25, 2019 through December 31, 2019 and revise the remainder of the table accordingly.

●	Please disclose your basis for the amounts you are deducting for reserves in your tables.

●	Please disclose your expectations of material capital expenditures.

●	Please enhance your cautionary language to address the potential impact from unexpected material capital expenditures.

●	Please adjust your estimated cash available for distribution to reflect the impact from leases expiring in the next 12 months.

December 1, 2020

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the distribution tables in the section entitled “Distribution Policy” beginning on page 56 of the Public Offering Statement to include an adjustment for pro forma net income for the period from November 25, 2019 through December 31, 2019 and revised the remainder of the tables accordingly. In addition, the Company revised footnote 2 to the distribution tables in the “Distribution Policy” section to include information on the basis for the amounts the Company is deducting for reserves. The Company further revised the “Distribution Policy” section to include information about expected material expenditures and enhanced the cautionary language to address the potential impact from unexpected material capital expenditures that would not be covered by the reserve account or any insurance proceeds.

The Company has also added a disclosure in footnote 4 to the distribution tables in the “Distribution Policy” section stating that for purposes of the calculation of available cash for distribution, the Company has assumed that each Series will be able to lease its property at the same rent amount after its current lease is terminated. The Company based this assumption on historical and projected market conditions. The Company has further disclosed what the impact would be if a Series is unable to re-lease the property for the same rent amount after the conclusion of the current lease.

Financial Statements, page F-1

4.  We note your response to comment 6. We continue to consider your response and may have further comments.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and will respond promptly to any further comments the Staff may have.

Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page F-22

5.  We note that the value you have recorded for Real Estate Properties, net for Landa Series 115 Sardis Street in your pro forma financial statements exceeds the appraisal value disclosed on page 39. Please tell us how you have evaluated the fair value of this property, and if you intend to record an impairment loss. In your response, please tell us your basis for your determination to record or to not record an impairment loss.

Response to Comment No. 5

The Company is currently analyzing the fair market value of each of the properties, including the property held by Landa Series 115 Sardis Street, in order to determine if there are any impairments. In the event that an impairment is identified, the Company will include any applicable disclosure in a subsequent filing.

The Company analyzes each of the properties for impairment when events or circumstances occur that indicate the carrying amount may not be recoverable. To the extent an event or change in circumstances is identified, a property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent a property experiences an impairment, the Company will adjust the carrying amount of the applicable Series’ investment in a property to its estimated fair value.

December 1, 2020

The process whereby the Company evaluates a property for impairment requires significant judgment and assessment of a number of factors on the part of the Company that are, at times, subject to significant uncertainty. The Company intends to evaluate multiple information sources and perform a number of internal analyses, each of which are important components of its process with no one information source or analysis being necessarily determinative. Such evaluations will be on a case-by-case basis.

The Company has revised the disclosure in the sections of the financial statements entitled “Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the period ended December 31, 2019” and “Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the period ended June 30, 2020” on page F-28 to clarify that the financial statements in the Public Offering Statement do not include an impairment analysis of the properties.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (202) 663-6743.

Sincerely,

/s/ Lillian Brown

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Neeraj Kumar, Senior Corporate Counsel
Gregory Crimmins, Head of Finance
Landa Holdings, Inc.

Bruce Roff, Partner
Daniel Laidlaw, Senior Manager
Marcum LLP